SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

Elster Group SE
(Name of Issuer)

Ordinary shares
(Title of Class of Securities)

D24648 103
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. D24648 103(1)

1.	Name of Reporting Person Nachtwache Metering Management Vermögensverwaltungs GmbH & Co. KG in liquidation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Germany

Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power
12,982 (represented by 51,928 American Depositary Shares)
	6.	Shared Voting Power
0
	7.	Sole Dispositive Power
12,982 (represented by 51,928 American Depositary Shares)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
12,982 (represented by 51,928 American Depositary Shares)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)
0.05%(2)
12.	Type of Reporting Person (See Instructions)
PN

(1) The CUSIP number for Elster Group SE’s American Depositary Share (“ADS”) is 290348 101. Four ADSs represent one ordinary share of Elster Group SE.

(2) Based on 28,220,041 outstanding ordinary shares of Elster Group SE, which are represented by 112,880,164 ADSs.

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STATEMENT ON SCHEDULE 13G

Item 1.

(a)	Name of Issuer:
Elster Group SE
(b)	Address of Issuer’s Principal Executive Offices:
Frankenstrasse 362, 45133 Essen, Germany

Item 2.

(a)	Name of Person Filing:
Nachtwache Metering Management Vermögensverwaltungs GmbH & Co. KG in liquidation
(b)	Address of Principal Business Office or, if none, Residence:
Klopstockstr. 5, 65187 Wiesbaden, Germany
(c)	Citizenship:
Germany
(d)	Title of Class of Securities:
Ordinary Shares, nominal value €1.00 per share
(e)	CUSIP Number:
D24648 103
The CUSIP number for Elster Group SE’s American Depositary Shares (“ADSs”) is 290348 101. Each ADS represents one-fourth of one ordinary share of Elster Group SE.

Item 3.    If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

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Item 4.   Ownership

(a) Amount Beneficially Owned: 12,982 (represented by 51,928 American Depositary Shares)

(b) Percent of Class: 0.05%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 12,982 (represented by 51,928 American Depositary Shares)

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 12,982 (represented by 51,928 American Depositary Shares)

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

 Not applicable

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

 Not applicable

Item 8.  Identification and Classification of Members of the Group

 Not applicable

Item 9.    Notice of Dissolution of Group

 Not applicable.

Item 10.  Certification

 Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2012

Nachtwache Metering Management Vermögensverwaltungs
GmbH & Co. KG in liquidation

By:	/s/ Thomas Preute
Name:	Thomas Preute
Title:	Liquidator

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